Ensysce Biosciences, Inc.

7946 Ivanhoe Avenue, Suite 201

La Jolla, California 92037

September 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Ensysce Biosciences, Inc. Registration Statement on Form S-1 SEC File No. 333-258609 Filed August 9, 2021 and September 21, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Ensysce Biosciences, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-258609) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Eastern Time, on September 23, 2021, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Dave Meyers at (804) 697-1239 or Eric D. Kline at (412) 454-5046.

Please direct any questions or comments concerning this request to Dave Meyers of Troutman Pepper Hamilton Sanders LLP at (804) 697-1239.

ENSYSCE BIOSCIENCES, Inc.

By:	/s/ Lynn Kirkpatrick
Name:	Dr. Lynn Kirkpatrick
Title:	President and Chief Executive Officer

Cc:	Eric D. Kline, Troutman Pepper Hamilton Sanders LLP
Dave Meyers, Troutman Pepper Hamilton Sanders LLP